July 18, 2025

Nate Olmstead
Chief Financial Officer
Penguin Solutions, Inc.
c/o Walkers Corporate Limited
190 Elgin Avenue
George Town, Grand Cayman
Cayman Islands, KY1-9008

       Re: Penguin Solutions, Inc.
           Form 10-K for the Fiscal Year Ended August 30, 2024
           Filed October 24, 2024
           File No. 001-38102
Dear Nate Olmstead:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing